UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210, Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

INVESTOR RELATIONS SECOND-QUARTER 2016 RESULTS FOR IMMEDIATE RELEASE

Highlights

➢ Consolidated Net Sales and Operating Segment Income increased by 12.1% and 13.3%, respectively
➢ Content segment revenues expanded 11.0% to a second-quarter record of Ps.8.8 billion
➢ Royalties from Univision reached US$83.3 million, a growth of 11.1%
➢ Strong growth in Sky revenues of 18.1%, their fastest pace of growth since 2012
➢ Cable Operating Segment Income increased 19.2% to Ps.3.3 billion and the margin reached 42.2%, the highest since 2006

Consolidated Results

Mexico City, July 5, 2016 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for second-quarter 2016. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The following table sets forth condensed consolidated statements of income for the quarters ended June 30, 2016 and 2015, in millions of Mexican pesos:

	2Q’16	Margin %	2Q’15	Margin %	Change %
Net sales	23,523.5	100.0	20,985.7	100.0	12.1
Net income	1,765.8	7.5	1,749.4	8.3	0.9
Net income attributable to stockholders of the Company	1,415.9	6.0	1,328.7	6.3	6.6

Segment net sales	24,220.5	100.0	21,453.7	100.0	12.9
Operating segment income (1)	9,680.0	40.0	8,545.6	39.8	13.3

(1) The operating segment income margin is calculated as a percentage of segment net sales.

Net sales increased by 12.1% to Ps.23,523.5 million in second-quarter 2016 compared with Ps.20,985.7 million in second-quarter 2015. This increase was mainly attributable to revenue growth in all of our business segments. Operating segment income increased by 13.3%, reaching Ps.9,680.0 million with a margin of 40.0%.

Net income attributable to stockholders of the Company increased to Ps.1,415.9 million, or 6.6%, in second-quarter 2016 compared to Ps.1,328.7 million in second-quarter 2015. The net increase of Ps.87.2 million reflected (i) a Ps.1,096.7 million increase in operating income before depreciation and amortization; (ii) a Ps.290.0 million increase in share of income of associates and joint ventures, net; and (iii) a Ps.70.8 million decrease in net income attributable to non-controlling interests. These favorable variances were partially offset by (i) a Ps.662.2 million increase in depreciation and amortization; (ii) a Ps.501.5 million increase in other expense, net; (iii) a Ps.112.4 million increase in finance expense, net; and (iv) a Ps.94.2 million increase in income taxes.

Second-quarter Results by Business Segment

The following table presents second-quarter consolidated results ended June 30, 2016 and 2015, for each of our business segments. Consolidated results for 2016 and 2015 are presented in millions of Mexican pesos.

Net Sales	2Q’16%		2Q’15%		Change %
Content	8,793.0	36.3	7,923.0	36.9	11.0
Sky	5,580.7	23.0	4,724.5	22.0	18.1
Cable	7,802.1	32.2	6,909.7	32.2	12.9
Other Businesses	2,044.7	8.5	1,896.5	8.9	7.8
Segment Net Sales	24,220.5	100.0	21,453.7	100.0	12.9
Intersegment Operations(1)	(697.0)		(468.0)		(48.9)
Net Sales	23,523.5		20,985.7		12.1

Operating Segment Income (2)	2Q’16	Margin %	2Q’15	Margin %	Change %
Content	3,682.6	41.9	3,378.5	42.6	9.0
Sky	2,531.2	45.4	2,273.9	48.1	11.3
Cable	3,294.2	42.2	2,764.2	40.0	19.2
Other Businesses	172.0	8.4	129.0	6.8	33.3
Operating Segment Income	9,680.0	40.0	8,545.6	39.8	13.3
Corporate Expenses	(551.9)	(2.3)	(514.2)	(2.4)	(7.3)
Depreciation and Amortization	(4,274.9)	(18.2)	(3,612.7)	(17.2)	(18.3)
Other Expense, net	(699.3)	(3.0)	(197.8)	(0.9)	(253.5)
Operating Income	4,153.9	17.7	4,220.9	20.1	(1.6)

(1) For segment reporting purposes, intersegment operations are included in each of the segment operations.
(2) Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.

Content	Second-quarter sales increased by 11.0% to Ps.8,793.0 million compared with Ps.7,923.0 million in second-quarter 2015.
Millions of Mexican pesos	2Q’16%	2Q’15%	Change %
Advertising	5,351.0	60.8	5,238.5	66.1	2.1
Network Subscription Revenue	1,150.3	13.1	854.1	10.8	34.7
Licensing and Syndication	2,291.7	26.1	1,830.4	23.1	25.2
Net Sales	8,793.0	100.0	7,923.0	100.0	11.0

Advertising
Advertising revenue increased by 2.1% to Ps.5,351.0 million compared with Ps.5,238.5 million in second-quarter 2015. During the quarter we continued with our efforts to restructure our advertising sales business, which consist among other measures, on repricing our advertising inventory.

Network Subscription Revenue
Second-quarter Network Subscription Revenue increased by 34.7% to Ps.1,150.3 million compared with Ps.854.1 million in second-quarter 2015. The growth was driven both by the sustained addition of pay-TV subscribers, both in Mexico and Latin America and by a positive translation effect on foreign-currency denominated revenues. During the quarter, Televisa continued to produce and transmit several of the leading pay-TV networks in Mexico in key categories, including general entertainment, sports, music and lifestyle, and movies.

Licensing and Syndication
Second-quarter Licensing and Syndication revenue increased by 25.2% to Ps.2,291.7 million compared with Ps.1,830.4 million in second-quarter 2015. The increase is explained both by a positive translation effect on foreign-currency denominated revenues and by higher royalties from Univision, which increased by 11.1% to US$83.3 million in second-quarter 2016 from US$75.0 million in second-quarter 2015. The other revenue components of Licensing and Syndication remained relatively stable.

Second-quarter operating segment income increased by 9.0% to Ps.3,682.6 million compared with Ps.3,378.5 million in second-quarter 2015. The margin was 41.9%. The decline in the margin of 70 basis points from same quarter last year is mainly explained by higher costs related to the production of new shows and formats, as well as costs associated to blim, our over-the-top platform.

Sky
Second-quarter sales increased by 18.1% to Ps.5,580.7 million compared with Ps.4,724.5 million in second-quarter 2015. The increase was driven by accelerated growth in the subscriber base in Mexico. The number of net active subscribers increased by 121,235 during the quarter to 7,803,614 as of June 30, 2016, compared with 6,887,428 as of June 30, 2015. Sky ended the quarter with 201,356 subscribers in Central America and the Dominican Republic.

For the first six months of the year, Sky added 519,452 net subscribers, more than double the 249,396 net subscribers added in the first six months of 2015.

Second-quarter operating segment income increased by 11.3% to Ps.2,531.2 million compared with Ps.2,273.9 million in second-quarter 2015, and the margin was 45.4%. The decline in the margin of 270 basis points from same quarter last year is mainly explained by higher programming costs mostly as a result of the depreciation of the Mexican peso, as well as higher costs associated with exclusive sports related programming, marketing costs and promotional expenses.

Cable
Second-quarter sales increased by 12.9% to Ps.7,802.1 million compared with Ps.6,909.7 million in second-quarter 2015 driven by growth in all of our cable platforms. Voice and data revenue generating units, or RGUs, grew 28.6% and 18.5% compared with second-quarter 2015, respectively, and video RGUs grew 7.7%.

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of June 30, 2016 and 2015.
RGUs	2Q’16	2Q’15
Video	4,219,906	3,916,512
Broadband	3,258,061	2,748,401
Voice	2,051,434	1,595,761
Total RGUs	9,529,401	8,260,674

Second-quarter operating segment income increased by 19.2% to Ps.3,294.2 million compared with Ps.2,764.2 million in second-quarter 2015, and the margin was 42.2%, an increase of 220 basis points from same quarter last year. These results reflect primarily (i) an increase in the revenues of our cable platforms; (ii) the results of an aggressive cost reduction plan; and (iii) lower leasing and advertising expenses. These effects were partially compensated by an increase in personnel costs and expenses, call center costs, leasing costs, and maintenance costs.

The following tables set forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our cable and network operations for second-quarter 2016 and 2015.

Our cable operations include the video, voice and data services provided by Cablevisión, Cablemás, TVI, Cablecom and Telecable. Our network operations include the services offered by Bestel and the network operations of Cablecom.

2Q’16 Millions of Mexican pesos	Cable Operations (1)	Network Operations (1)	Total Cable
Revenue	6,773.6	1,321.7	7,802.1
Operating Segment Income	2,877.9	500.4	3,294.2
Margin	42.5%	37.9%	42.2%

(1) These results do not include consolidation adjustments of Ps.293.2 million in revenues nor Ps.84.1 million in Operating Segment Income, which are considered in the consolidated results of the Cable segment.

2Q’15 Millions of Mexican pesos	Cable Operations (2)	Network Operations (2)	Total Cable
Revenue	5,912.4	1,222.8	6,909.7
Operating Segment Income	2,372.4	473.1	2,764.2
Margin	40.1%	38.7%	40.0%

(2) These results do not include consolidation adjustments of Ps.225.5 million in revenues nor Ps.81.3 million in Operating Segment Income, which are considered in the consolidated results of the Cable segment.

Other Businesses
Second-quarter sales increased by 7.8% to Ps.2,044.7 million compared with Ps.1,896.5 million in second-quarter 2015. Businesses that posted higher sales include soccer, gaming, radio and feature-film distribution. The soccer business benefited from player related transactions, the gaming business benefited from an increase in the number of electronic gaming machines, while the radio business benefited from higher advertising revenues. This effect was partially compensated by lower revenues in our publishing business.

Second-quarter operating segment income increased by 33.3% to Ps.172.0 million compared with Ps.129.0 million in second-quarter 2015, reflecting i) an increase in the operating segment income of our gaming and radio businesses; and ii) a smaller operating segment loss in our soccer and publishing distribution businesses. This effect was partially compensated by a change from operating segment income to operating segment loss in our publishing and feature-film distribution businesses.

Corporate Expense

Corporate expense increased by Ps.37.7 million, or 7.3%, to Ps.551.9 million in second-quarter 2016, from Ps.514.2 million in second-quarter 2015. The increase reflected primarily a higher share-based compensation expense.

Share-based compensation expense in second-quarter 2016 and 2015 amounted to Ps.361.6 million and Ps.325.0 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period.

Other Expense, net

Other expense, net, increased by Ps.501.5 million to Ps.699.3 million in second-quarter 2016, from Ps.197.8 million in second-quarter 2015. This increase reflected primarily a non-recurrent severance expense in connection with dismissals of personnel in our Content, Cable and Other Businesses segments, as part of a cost reduction plan, the disposition of assets in our Cable segment as the result of the upgrade of the infrastructure, and higher expense related to financial advisory and professional services.

Non-operating Results

Finance Expense, net

The following table sets forth the finance (expense) income, net, stated in millions of Mexican pesos for the quarters ended June 30, 2016 and 2015.

	2Q’16	2Q’15	(Increase) decrease
Interest expense	(2,000.7)	(1,530.4)	(470.3)
Interest income	579.4	320.2	259.2
Foreign exchange loss, net	(415.4)	(683.9)	268.5
Other finance (expense) income, net	(36.4)	133.4	(169.8)
Finance expense, net	(1,873.1)	(1,760.7)	(112.4)

The finance expense, net, increased by Ps.112.4 million, or 6.4%, to Ps.1,873.1 million in second-quarter 2016 from Ps.1,760.7 million in second-quarter 2015. This increase reflected primarily (i) a Ps.470.3 million increase in interest expense, due primarily to a higher average principal amount of debt, finance lease obligations and other finance liabilities in second-quarter 2016; and (ii) a Ps.169.8 million unfavorable change in other finance income or expense, net, resulting primarily from the absence this quarter of a gain in fair value of an embedded derivative in our former investment in Convertible Debentures issued by Univision Holdings, Inc. (“UHI”), which we recognized in second-quarter 2015. These unfavorable variances were partially offset by (i) a Ps.259.2 million increase in interest income explained primarily by a higher average amount of cash and cash equivalents and temporary investments in second-quarter 2016; and (ii) a Ps.268.5 million decrease in foreign exchange loss resulting primarily from a depreciation of the Mexican peso against the US dollar on a lower average net US dollar liability position in second-quarter 2016.

Share of Income of Associates and Joint Ventures, net

Share of income of associates and joint ventures, net, increased by Ps.290.0 million, to Ps.340.4 million in second-quarter 2016 from Ps.50.4 million in second-quarter 2015. This increase reflected mainly our share of income of Imagina Media Audiovisual, S.L., a communications company in Spain, which investment we began to account for under the equity method in third-quarter 2015, as well as higher share of income of UHI, the controlling company of Univision, and Ocesa Entretenimiento, S.A. de C.V., a live-entertainment venture in Mexico.

Income Taxes

Income taxes increased by Ps.94.2 million, or 12.4%, to Ps.855.4 million in second-quarter 2016 compared with Ps.761.2 million in second-quarter 2015. This increase reflected primarily a higher effective income tax rate.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests decreased by Ps.70.8 million, or 16.8%, to Ps.349.9 million in second-quarter 2016, compared with Ps.420.7 million in second-quarter 2015. This decrease reflected primarily a lower portion of net income attributable to non-controlling interests in our Sky segment, which was partially offset by a higher portion of net income attributable to non-controlling interests in our Cable segment.

Other Relevant Information

Independent Investigation

As consequence of an anonymous letter, dated April 20th, 2016 (the “Letter”), which contains certain accusations of wrongdoing against certain executive officers of the Company, the Board of Directors, through the Audit Committee, commenced an investigation of the content of the Letter.

In this respect, the Company hired the law firm Wachtell, Lipton, Rosen & Katz (“Wachtell”) as its external legal advisors and the Audit Committee hired the law firm Kramer, Levin, Naftalis & Frankel (“Kramer”) as its independent external legal advisors (jointly Wachtell and Kramer, the “Lawyers”) in order to conduct the aforementioned investigation, being assisted by Alix Partners (a forensic accounting firm) and Nardello & Company (an independent investigation company).

The investigation has concluded, and the Lawyers submitted their findings and conclusions to the Audit Committee and to the Board of Directors of the Company, finding the falsity of each and every of such allegations. As a result of the findings of the investigation and conclusions resulting therefrom, the Audit Committee and the Board of Directors of the Company, unanimously, approved the conclusions that found, among others, that there is significant evidence that refutes each and every allegation of wrongdoing.

The Company has been informed by PricewaterhouseCoopers, S.C. that it is in the process of completing its integrated audit procedures of our consolidated Financial Statements for the year ended December 31, 2015 and the Company expects that such pending procedures will be completed shortly.

Capital Expenditures

During second-quarter 2016, we invested approximately US$358.2 million in property, plant and equipment as capital expenditures. These capital expenditures include approximately US$230.7 million for our Cable segment, US$101.2 million for our Sky segment, and US$26.3 million for our Content and Other Businesses segments.

Debt, Finance Lease Obligations and Other Finance Liabilities

The following table sets forth our total debt finance lease obligations and other finance liabilities as of June 30, 2016 and December 31, 2015. Amounts are stated in millions of Mexican pesos.

	June 30, 2016	Dec 31, 2015	Increase (decrease)
Current portion of long-term debt	115.0	2,979.8	(2,864.8)

Long-term debt, net of current portion	116,658.5	107,430.8	9,227.7

Total debt (1)	116,773.5	110,410.6	6,362.9

Current portion of long-term finance lease obligations	547.9	511.6	36.3

Long-term finance lease obligations, net of current portion	5,406.1	5,293.6	112.5

Total finance lease obligations	5,954.0	5,805.2	148.8

Current portion of other finance liabilities	-	-	-

Long-term other finance liabilities	3,526.9	-	3,526.9

Total other finance liabilities (2)	3,526.9	-	3,526.9

(1) As of June 30, 2016 and December 31, 2015, total debt is presented net of finance costs in the amount of Ps.1,338.5 million and Ps.1,387.9 million, respectively, and does not include related accrued interest payable in the amount of Ps.1,888.6 million and Ps.1,184.2 million, respectively.
(2) In connection with the acquisition of a non-controlling interest in our Cable segment subsidiary, Televisión Internacional, S.A. de C.V.

As of June 30, 2016, our consolidated net debt position (total debt as stated in the table above less cash and cash equivalents, temporary investments, and non-current held-to-maturity and available-for-sale investments) was Ps.56,360.2 million. The aggregate amount of non-current held-to-maturity and available-for-sale investments as of June 30, 2016, amounted to Ps.7,193.1 million.

Dividend

In April 2016, our stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A”, “B”, “D” and “L” Shares, not in the form of a CPO, which was paid in cash in May 2016 in the aggregate amount of Ps.1,084.2 million.

Shares Outstanding

As of June 30, 2016 and December 31, 2015, our shares outstanding amounted to 342,203.8 million and 338,468.3 million shares, respectively, and our CPO equivalents outstanding amounted to 2,924.8 million and 2,892.9 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of June 30, 2016 and December 31, 2015, the GDS (Global Depositary Shares) equivalents outstanding amounted to 585.0 million and 578.6 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

About Televisa
Televisa is a leading media company in the Spanish-speaking world, an important cable operator in Mexico and an operator of a leading direct-to-home satellite pay television system in Mexico. Televisa distributes the content it produces through several broadcast channels in Mexico and in over 50 countries through 26 pay-tv brands, and television networks, cable operators and over-the-top or “OTT” services. In the United States, Televisa's audiovisual content is distributed through Univision Communications Inc. ("Univision") the leading media company serving the Hispanic market. Univision broadcasts Televisa's audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity and warrants which upon their exercise and subject to any necessary approval from the Federal Communications Commission of the United States would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in Univision Holdings Inc., the controlling company of Univision. Televisa’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers through five cable Multiple System Operators in Mexico. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system in Mexico, operating also in the Dominican Republic and Central America. Televisa also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, and gaming.

Disclaimer

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information data)

###

Investor Relations:
Carlos Madrazo / Tel: (52 55) 5261 2445 / cmadrazov@televisa.com.mx
Eduardo Nestel / Tel: (52 55) 5261 2438 / enestel@televisa.com.mx

Media Relations:
Alejandro Olmos / Tel: (52 55) 4438 1205 / aolmosc@televisa.com.mx
Regina Moctezuma / Tel: (52 55) 5224 5456 / rmoctezumag@televisa.com.mx

www.televisair.com

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2016 AND DECEMBER 31, 2015
(Millions of Mexican Pesos)

ASSETS	June 30, 2016 (Unaudited)		December 31, 2015 (Audited)

Current assets:
Cash and cash equivalents	Ps.	47,352.6	Ps.	49,397.1
Temporary investments		5,867.6		5,330.5
Trade notes and accounts receivable, net		17,164.6		21,702.1
Other accounts and notes receivable, net		5,402.4		4,296.1
Due from related parties		275.6		98.4
Transmission rights and programming		6,206.2		5,389.1
Inventories		2,180.9		1,628.3
Other current assets		3,268.6		2,096.5
Total current assets		87,718.5		89,938.1

Non-current assets:
Derivative financial instruments		18.1		-
Transmission rights and programming		9,285.6		9,139.1
Investments in financial instruments		44,312.2		41,081.4
Investments in associates and joint ventures		10,545.9		9,271.9
Property, plant and equipment, net		80,960.7		76,089.3
Intangible assets, net		37,469.5		38,106.3
Deferred income tax assets		19,738.6		17,665.1
Other assets		179.2		182.5
Total non-current assets		202,509.8		191,535.6
Total assets	Ps.	290,228.3	Ps.	281,473.7

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2016 AND DECEMBER 31, 2015
(Millions of Mexican Pesos)

LIABILITIES	June 30, 2016 (Unaudited)		December 31, 2015 (Audited)
Current liabilities:
Current portion of long-term debt and interest payable	Ps.	2,003.6	Ps.	4,164.0
Current portion of finance lease obligations		547.9		511.6
Derivative financial instruments		-		1.4
Trade accounts payable and accrued expenses		23,134.4		17,361.5
Customer deposits and advances		13,760.8		20,470.4
Income taxes payable		1,640.3		1,632.8
Other taxes payable		1,009.1		1,246.0
Employee benefits		1,101.5		1,034.5
Due to related parties		25.6		443.0
Other current liabilities		3,007.4		2,112.8
Total current liabilities		46,230.6		48,978.0
Non-current liabilities:
Long-term debt, net of current portion		116,658.5		107,430.8
Finance lease obligations, net of current portion		5,406.1		5,293.6
Other finance liabilities		3,526.9		-
Derivative financial instruments		148.5		225.7
Customer deposits and advances		807.0		514.5
Income taxes payable		6,184.4		6,338.1
Deferred income tax liabilities		10,266.3		10,000.0
Post-employment benefits		448.0		407.2
Other long-term liabilities		2,566.5		2,764.1
Total non-current liabilities		146,012.2		132,974.0
Total liabilities		192,242.8		181,952.0

EQUITY
Capital stock		4,978.1		4,978.1
Additional paid-in-capital		15,889.8		15,889.8
		20,867.9		20,867.9
Retained earnings:
Legal reserve		2,139.0		2,139.0
Unappropriated earnings		65,518.5		60,101.5
Net income for the period		2,016.3		10,899.1
		69,673.8		73,139.6
Accumulated other comprehensive income, net		6,375.4		5,257.6
Shares repurchased		(11,529.2)		(11,882.2)
		64,520.0		66,515.0
Equity attributable to stockholders of the Company		85,387.9		87,382.9
Non-controlling interests		12,597.6		12,138.8
Total equity		97,985.5		99,521.7
Total liabilities and equity	Ps.	290,228.3	Ps.	281,473.7

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE AND
SIX MONTHS ENDED JUNE 30, 2016 AND 2015
(Millions of Mexican Pesos)

	Three months ended June 30,				Six months ended June 30,
	2016		2015		2016		2015
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)

Net sales	Ps.	23,523.5	Ps.	20,985.7	Ps.	45,264.5	Ps.	40,845.1

Cost of sales		12,715.4		11,178.2		24,861.6		22,312.9

Selling expenses		2,585.7		2,345.7		5,167.8		4,529.5

Administrative expenses		3,369.2		3,043.1		6,577.6		5,700.3
Income before other expense or income		4,853.2		4,418.7		8,657.5		8,302.4
Other (expense) income, net		(699.3)		(197.8)		(1,194.5)		728.7
Operating income		4,153.9		4,220.9		7,463.0		9,031.1
Finance expense		(2,452.5)		(2,214.3)		(4,769.2)		(4,558.9)
Finance income		579.4		453.6		887.5		937.2
Finance expense, net		(1,873.1)		(1,760.7)		(3,881.7)		(3,621.7)
Share of income (loss) of associates and joint ventures, net		340.4		50.4		526.7		(249.1)
Income before income taxes		2,621.2		2,510.6		4,108.0		5,160.3
Income taxes		855.4		761.2		1,360.9		1,607.6
Net income	Ps.	1,765.8	Ps.	1,749.4	Ps.	2,747.1	Ps.	3,552.7

Net income attributable to:
Stockholders of the Company	Ps.	1,415.9	Ps.	1,328.7	Ps.	2,016.3	Ps.	2,782.2
Non-controlling interests		349.9		420.7		730.8		770.5
Net income	Ps.	1,765.8	Ps.	1,749.4	Ps.	2,747.1	Ps.	3,552.7

Basic earnings per CPO attributable to stockholders of the Company	Ps.	0.49	Ps.	0.46	Ps.	0.70	Ps.	0.96

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: July 6, 2016	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel